WIFIGEN, LLC

CONSOLIDATED FINANCIAL STATEMENTS AND
NOTES TO FINANCIAL STATEMENTS

PERIODS ENDING DECEMBER 31, 2018 AND 2017

MIKE J HADZIPANAJOTIS ACCOUNTING
Certified Public Accountants & Consultants

TABLE OF CONTENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT   3

FINANCIAL STATEMENTS

    Balance Sheets   4

    Statements of Income   5

    Statement of Equity   6

    Statements of Consolidated Cash Flows   7

    Notes to Financial Statements   8-12

Michael J Hadzipanajotis, CPA
CPA & Consulting Services

56 White Street
Belmont, MA 02478

508 648 9502

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Board of Wifigen, LLC:

We have audited the accompanying financial statements of Wifigen, LLC, which comprise the balance sheets as of December 31, 2018 and December 31, 2017, and the related statements of income, and consolidated cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wifigen, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Michael J Hadzipanajotis, CPA

Michael J Hadzipanajotis, CPA

Belmont, MA
August 8, 2019

WIFIGEN, LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash & Cash Equivalents	-	-
Accounts Receivable	16,752	7,217
Other Current Assets	-	-
Total Current Assets	16,752	7,217
Property & Equipment		
Furniture and Equipment	-	-
Accumulated Depreciation	-	-
Total Property & Equipment	-	-
Notes Receivables	-	-
Interest Receivable	-	-
Other Non Current Assets	-	-
TOTAL ASSETS	$ 16,752	$ 7,217
LIABILITIES & OWNERS EQUITY		
Accounts Payable	-	-
Notes Payable	63,514	5,217
Other Liabilities	-	-
Total Liabilities	63,514	5,217
Equity		
Capital Contributions	153,555	104,716
Retained Earnings	(200,317)	(102,716)
Total Equity	(46,762)	2,000
TOTAL LIABILITIES & EQUITY	$ 16,752	$ 7,217

WIFIGEN, LLC
STATEMENT OF INCOME
AS OF DECEMBER 31, 2018 AND 2017

	FY 2018	**FY 2017**
Revenue		
Service Subscription Revenue	11,990	-
Professional Services Revenue	9,752	-
Other Income	-	-
Total Revenue	21,742	-
Cost of Goods Sold	82,482	40,183
Total Gross Margin	(60,740)	(40,183)
Expense		
Travel	1,785	2,144
Rent Expense	11,421	5,562
Utilities	15,237	6,381
Wages & Salary	7,180	7,180
Other Operating Expenses	1,238	-
Total Expense	36,861	21,267
Net Income Before Taxes Taxes	(97,601)	(61,450)

WIFIGEN, LLC
STATEMENT OF EQUITY
AS OF DECEMBER 31, 2018 AND 2017

	Opening Equity Balance	Yearly Changes	Total
Equity Balance at December 31, 2017	$ 2,000		$ 2,000
Net Income For Period Ending Decemebr 31, 2018	-	(97,601)	(97,601)
Equity Contributions/ Adjustments	-	48,839	48,839
Equity Balance at December 31, 2018	$ 2,000.00	$ (48,762)	$ (46,762)

WIFIGEN, LLC
STATEMENT OF CONSOLIDATED CASH FLOWS
AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
OPERATING ACTIVITIES		
Net Income	**(97,601)**	**(61,450)**
Adjustments Needed To Reconcile To Net Cash Provided By Operations:		
Due To/ Payables	-	-
Due From/ Receivables	(9,535)	(217)
Other Changes	-	-
Net Cash Provided By Operations	**(107,136)**	**(61,667)**
INVESTING ACTIVITIES		
Property & Equipment Purchased (Net)	-	-
Net Cash Used By Investing Activities	**-**	**-**
FINANCING ACTIVITIES		
Convertible Notes	58,297	5,217
Other Financing/ Contributions	48,839	56,450
Net Cash Increase For Period	**-**	**-**
Cash Beginning Of Period	**-**	**-**
Cash End Of Period	**-**	**-**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Wifigen is a WiFi service provider, which enables brick and mortar retailers to get control of the free WiFi they provide. The service helps the retailer gain and retain customers. The service is offered on a subscription basis.

Basis of Accounting

The financial statements of the organization have been prepared on the accrual basis of accounting and accordingly reflect all significant income, payables and other liabilities.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income Taxes

The Company is taxed as a Delaware Limited Liability Company, and therefore the owners of the LLC are responsible for all local, state, and federal taxes.

Property and Depreciation

The Organization capitalizes significant purchases and maintenance of property and equipment as well as investments in its intellectual property, which are all expected to be utilized over more than one fiscal year. Capitalized expenses are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the double declining balance method over the estimated useful lives of the assets.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilized certain assumptions that participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observable inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair Value Measurements (Cont.)

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- **Level 1 Observable inputs**- unadjusted quoted prices in active markets for Identical assets and liabilities;

- **Level 2 Observable inputs**- other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

- **Level 3 Unobservable inputs** - includes amounts derived from valuation models where one or more significant inputs are unobservable.

As of December 31, 2018, the fair value of the positions is an asset of $0

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Cash and cash equivalents at year-end consist of the following:

Checking and money market accounts:

		December 31, 2018	December 31, 2017
Cash	$	0	0
Total		0	0

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the chapter to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018 the organization had $0 of uninsured balances at these institutions.

NOTE 4 – SUBSEQUENT EVENTS

There are no significant subsequent events as of August 8, 2019, the date of issue of these audited financial statements.